# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Shares, without Par Value
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Date of event which requires filing of this statement: 05/20/2025
Amends the filing with accession number 0000921895-25-000098
Filed by CIK 0001688522
Persons authorized to receive notices and communications: MR. DAVID L. KANEN, KANEN WEALTH MANAGEMENT, LLC, 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida (FL), 33073, 631-863-3100

## Reporting persons
- Philotimo Fund, LP (CIK 0001688522): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 786,453; sole dispositive power 0; shared dispositive power 786,453; aggregate amount beneficially owned 786,453 (1.8% of the class)
- Philotimo Focused Growth & Income Fund (CIK 0001962162): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,072,491; sole dispositive power 0; shared dispositive power 1,072,491; aggregate amount beneficially owned 1,072,491 (2.5% of the class)
- Kanen Wealth Management LLC (CIK 0001681614): type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,928,225; sole dispositive power 0; shared dispositive power 1,928,225; aggregate amount beneficially owned 1,928,225 (4.4% of the class)
- Kanen David (CIK 0001681743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 2,302; shared voting power 1,928,225; sole dispositive power 2,302; shared dispositive power 1,928,225; aggregate amount beneficially owned 1,930,527 (4.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without Par Value
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM on behalf of the Managed Accounts were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 786,453 Shares beneficially owned by Philotimo is approximately $2,279,187 including brokerage commissions. The aggregate purchase price of the 1,072,491 Shares beneficially owned by PHLOX is approximately $2,845,939, including brokerage commissions. The aggregate purchase price of the 69,281 Shares held in the Managed Accounts is approximately $205,001, including brokerage commissions. The aggregate purchase price of the 2,302 Shares beneficially owned by Mr. Kanen is approximately $6,813, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 43,443,972 Shares outstanding as of May 9, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025.

A. Philotimo

As of the close of business on May 27, 2025, Philotimo beneficially owned 786,453 Shares. Percentage: Approximately 1.8%

B. PHLOX

As of the close of business on May 27, 2025, PHLOX beneficially owned 1,072,491 Shares. Percentage: Approximately 2.5%

C. KWM

As of the close of business on May 27, 2025, KWM beneficially owned 1,928,225 Shares, consisting of (a) the 786,453 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 1,072,491 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (c) the 69,281 Shares held in the Managed Accounts, which KWM may be deemed to beneficially own as the investment manager of the Managed Accounts. Percentage: Approximately 4.4%

D. Mr. Kanen

As of the close of business on May 27, 2025, Mr. Kanen beneficially owned 1,930,527 Shares, consisting of (a) the 2,302 Shares owned directly by Mr. Kanen, (b) the 786,453 Shares owned directly by Philotimo, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, (c) the 1,072,491 Shares owned directly by PHLOX, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, and (d) the 69,281 Shares held in the Managed Accounts, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM. Percentage: Approximately 4.4%.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,930,527 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 4.4% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Philotimo
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 786,453
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 786,453

B. PHLOX
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,072,491
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,072,491

C. KWM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,928,225
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,928,225

D. Mr. Kanen
1. Sole power to vote or direct vote: 2,302
2. Shared power to vote or direct vote: 1,928,225
3. Sole power to dispose or direct the disposition: 2,302
4. Shared power to dispose or direct the disposition: 1,928,225
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

A. Philotimo
The transactions in the Shares by Philotimo during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.

B. PHLOX
The transactions in the Shares by PHLOX during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.

C. KWM
The transactions in the Shares by KWM through the Managed Accounts during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.

D. Mr. Kanen
The transactions in the Shares by Mr. Kanen during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of May 20, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities.

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (05/28/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment adviser (05/28/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (05/28/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (05/28/2025)